2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING TO LIST ON NEW YORK STOCK EXCHANGE

September 7, 2007 (TSX: LUN; OMX: LUMI, AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that its common shares have been approved for listing on the New York Stock Exchange ("NYSE"). The Company expects it will begin trading on the NYSE on September 20, 2007 under the symbol "LMC".

In connection with listing on the NYSE, the Company has notified the American Stock Exchange ("AMEX") that it intends to delist its common shares from the AMEX and expects to file a notification of removal from listing on the AMEX on Form 25 with the United States Securities Exchange Commission ("SEC") on or about September 18, 2007, which should be effective 10 days thereafter.

The Company anticipates that its common shares will be suspended from trading on AMEX prior to the open of markets on September 20, 2007 when its common shares will commence trading on the NYSE. Lundin Mining's common shares will continue to also trade on the Toronto Stock Exchange and in the form of Swedish Depository Receipts on the OMX Nordic Exchange.

Lukas Lundin, Chairman of the Board of Lundin Mining, commented, "This is a proud moment for our Company as it is a reflection of our growth and maturity as a global mining company. We have a large shareholder base in the U.S. and are very pleased to have received this important recognition of being accepted for listing on the New York Stock Exchange. We will continue to pursue our goal of becoming a major global mining house in the base metals sector and believe being on the NYSE will assist us greatly in our accomplishing this goal."

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged in the extraction, development, acquisition and discovery of base metal deposits internationally. The company currently owns four operating mines: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, and the Galmoy mine in Ireland. A fifth mine under development, the Aljustrel mine in Portugal, will be brought into production in the fourth quarter of 2007. In addition, the Company holds an extensive exploration portfolio as well as interests in international ventures and development projects including the world class Tenke Fungurume copper/cobalt project in the DRC and the Ozernoe zinc project in Russia.

For further information, please contact:

Catarina Ihre, Manager, Investor Relations: +46-706-07-92-63
Sophia Shane, Investor Relations, North America: +1-604-689-7842